Press release
For immediate release
April 28 2006

VIRGINIA SELLS ITS STABELL PROPERTY TO ALEXANDRIA MINERALS

Virginia Mines Inc. (« Virginia ») announces the signing or an agreement with Alexandria Minerals Corporation (« Alexandria ») pursuant to which Alexandria acquires 100% interest in 13 claims located near the former Stabell Mine in the Val-d’Or area. The purchase agreement requires Alexandria to pay C$15,000 and issue 1,000,000 shares to Virginia upon signing, after which title will be transferred to Alexandria. The agreement is subject to a Net Smelter Return if favour of Virginia, effective on a sliding scale: 2.0% if gold price is less than or equal to U.S.$325 per ounce; 2.5% if gold price is greater than U.S.$325 and less than or equal to U.S.$375; and 3.0% if the gold price is greater than U.S.$375. Alexandria has the right to purchase 1% of this royalty for C$1,000,000.

This purchase agreement is subject to approval by the TSX.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of around $35 million. Virginia trades on the Toronto Stock Exchange (TSX) under the symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.
200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events